Exhibit 1

NEWS For Release: IMMEDIATE

Hadera Paper Ltd.
Hearing – Ministry of Environmental Protection

Hadera, Israel, February 9, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that on January 30, 2011 the Ministry of Environmental Protection (hereinafter: "the Ministry") held a hearing for the Company regarding suspicion of polluting water by flow of low quality treated waste water into the Hadera River.

During the hearing the positions of the Ministry and of the Company were heard.

The Company presented its position that the decline in the quality of the treated waste water resulted from the use of new raw material. Upon discovery of the source of the problem, the Company ceased the use of that raw material. The Company works in full transparency opposite the authorities, and was in fact even the one who reported to representatives of the Ministry regarding this harm to the quality of the waste water.

On February, 8 2011 during the afternoon hours, the Company received the summary of the hearing which determined, inter alia, the Company's duty to improve the quality of the waste water, and a duty of reporting weekly to the Ministry regarding the quality of the treated waste water.

The Company has been acting for some time to improve the treated waste water by performing a number of measures.

As a result of these measures, an upwards trend is already seen in the quality of the treated waste water flowing into the Hadera River.

The Ministry further noted in this summary that if the Company does not fulfill the values prescribed in the permit order for waste water flowing into the Hadera River given on 11 August 2010 within one month from the date of the hearing, the Ministry’s Director of the Haifa District will order, under his authority, to cease operations of machine 8 (a machine for recycling and manufacture of packaging paper) which the Company operates, without requiring any advance warnings or additional hearings. Under section 20 to the Business Licensing Law – 1968, the aforesaid order remains in effect for 30 days from the date of issuance.

As stated, the Company has been acting for the improvement of the treated waste water, and is taking immediate action in order to perform the aforesaid, however, the company at this stage cannot estimate the rate or timetable for improvement of the treated waste water.

Furthermore, the Company cannot estimate at this stage the impact of the above in the event of failure to fulfill the required values.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il